PJT PARTNERS LP
(SEC I.D. No. 8-69442)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69442

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PJT Partners LP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. Box No.)

280 Park Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Helen T. Meates	(212) 364-7807	htm@pjtpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name - if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Helen T. Meates, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of PJT Partners LP, as of December 31, 2025, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Helen T. Meates
Chief Financial Officer

PJT PARTNERS LP

TABLE OF CONTENTS

This filing ** contains (check all applicable boxes):

☒ (a)   Statement of financial condition.

☒ (b)   Notes to statement of financial condition.

☐ (c)   Statement of operations.

☐ (d)   Statement of cash flows.

☐ (e)   Statement of changes in partners' capital.

☐ (f)   Statement of changes in liabilities subordinated to claims of creditors.

☐ (g)   Notes to financial statements.

☐ (h)   Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i)   Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j)   Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k)   Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l)   Computation for Determination of PAB Requirements under Exhibit A to §240.15c3-3.

☐ (m)   Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n)   Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o)   Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240-18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p)   Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q)   Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r)   Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s)   Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t)   Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u)   Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v)   Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w)   Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x)   Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y)   Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

*** To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of PJT Partners LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PJT Partners LP (the "Partnership"), as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2026

We have served as the Partnership's auditor since 2015.

PJT PARTNERS LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025
(DOLLARS IN THOUSANDS)

ASSETS		
Cash and cash equivalents	$	379,016
Investments, at fair value		19,769
Accounts receivable, net of allowance for credit losses of $910		351,191
Due from affiliates		214,794
Intangible assets, net of accumulated amortization of $35,637		3,263
Goodwill		100,439
Other assets		22,584
TOTAL ASSETS	$	1,091,056
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$	6,592
Taxes payable		3,302
Other liabilities		8,120
Due to affiliates		2,009
TOTAL LIABILITIES		20,023
Commitments and contingencies (Note 6)		
PARTNERS' CAPITAL		1,071,033
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,091,056

See notes to statement of financial condition.

PJT PARTNERS LP

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(DOLLARS IN THOUSANDS, EXCEPT WHERE NOTED)

1. ORGANIZATION AND NATURE OF OPERATIONS

PJT Partners LP (the "Partnership") is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Partnership is also registered as a commodities trading advisor with the Commodities Futures Trading Commission and with the National Futures Association.

The Partnership is owned by PJT Management LLC, as the general partner, and PJT Partners Holdings LP ("PJTPH") as a limited partner. PJT Management LLC is wholly owned by PJTPH, a subsidiary of PJT Partners Inc. ("PJT"), a publicly traded company listed on the New York Stock Exchange.

The Partnership offers a unique portfolio of advisory services designed to help clients achieve their strategic objectives. The Partnership's activities of providing advisory services constitute a single reportable segment. An operating segment is a component of an entity that conducts business and incurs revenues and expenses for which discrete financial information is available that is reviewed by the chief operating decision maker ("CODM") in assessing performance and making resource allocation decisions. The Partnership's CODM is the Chief Executive Officer of PJT. The Partnership has a single operating segment and therefore a single reportable segment.

The accounting policies of the reportable segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is presented on the statement of financial condition as total assets. The CODM reviews segment assets at the same level or category as presented on the statement of financial condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Partnership's financial statement and related disclosures in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash, Cash Equivalents and Investments—Cash and Cash Equivalents include (i) highly liquid money market funds, (ii) short-term interest bearing and non-interest bearing accounts, and (iii) short-term investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. Cash and cash equivalents are maintained in U.S. bank accounts and are held at three financial institutions.

As of December 31, 2025, the Partnership had $19.8 million of investments in U.S. Treasury securities that were included in investments on the statement of financial condition. As of December 31, 2025, the Partnership had $311.3 million of investments in money market funds that were included in cash and cash equivalents on the statement of financial condition.

Fair Value of Financial Instruments— The carrying value of financial instruments, including accounts receivable, other assets, due to/from affiliates, accounts payable, accrued expenses, taxes payable and other liabilities approximates their fair value. The carrying value of cash and cash equivalents and investments are reported at fair value.

GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a

number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

- Level I – Quoted prices are available in active markets for identical financial instruments as of the reporting date.

- Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

- Level III – Pricing inputs are unobservable for the financial instruments and includes situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement.

In making an assessment of the fair value hierarchy classification of investments in Treasury securities and money market funds, the Partnership considers the amount of trading activity, observability of pricing inputs as well as whether the securities are of the most recent issuance of that security with the same maturity (referred to as "on-the-run," which is the most liquid version of the maturity band). These securities are recorded at fair value using broker quotes, reflecting inputs from auction yields. The financial instruments described above are classified as either Level I or Level II in the fair value hierarchy.

As of December 31, 2025, all investments in U.S. Treasury securities and money market funds held by the Partnership were classified as Level II in the fair value hierarchy. U.S. Treasury securities are recorded at fair value using broker quotes, reflecting inputs from auction yields.

Foreign Currency—In the normal course of business, the Partnership may enter into transactions not denominated in U.S. dollars. The Partnership's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period, whereas the corresponding operating results denominated in foreign currencies are translated into U.S. dollars on the respective dates of such transactions.

Revenue Recognition—The Partnership provides a range of strategic advisory, shareholder advisory, capital markets advisory, and restructuring and special situations services to corporations, financial sponsors, institutional investors, and governments around the world. In conjunction with providing restructuring advice, the Partnership may also assist with raising various forms of financing, including debt and equity. Private capital solutions services include providing general partner solutions and investing solutions to clients seeking portfolio liquidity, unfunded commitment relief and investments in secondary markets. The Partnership's fund placement services primarily serve a diverse range of investment strategies, including private equity, alternative credit/hedge funds, real estate and directs. The Partnership advises on all aspects of the fundraising process including competitive positioning and market assessment, marketing materials and related documentation including partnership terms and conditions most prevalent in the current environment. The Partnership also provides public and private placement fundraising services to its corporate clients.

At contract inception, the Partnership assesses the services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or a bundle of services) that is distinct. To identify the performance obligations, the Partnership considers all of the services

promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. Additionally, the Partnership allocates the transaction price to the respective performance obligation(s) by estimating the amount of consideration in which the Partnership expects to be entitled to in exchange for transferring the promised services to the customer.

The Partnership's primary performance obligation is to stand ready to perform a broad range of services the client may need over the course of the engagement. Fees related to these performance obligations are recognized over time using a time-based measure of progress as the client simultaneously receives and consumes the benefits as they are provided.

The Partnership may also be engaged to provide a fairness opinion to the client, amend contract terms, provide underwriting services or arrange interim financing. The Partnership has determined that the delivery of each of these services represents a separate performance obligation that is satisfied at a point in time when each is completed and delivered to the client as the customer is able to direct the use of, and obtain substantially all of the benefits from, the service at that point.

With respect to the transaction price, the consideration to which the Partnership expects to be entitled to is predominantly variable as the consideration is susceptible to factors outside of the Partnership's influence and/or contain a large number and broad range of possible consideration amounts. As such, these amounts are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved and the Partnership has determined it is probable that there is not a risk of a significant revenue reversal in the future. With respect to contracts to provide advisory services, fees may vary in each engagement, but payments are generally due promptly upon completion of a specified event or, for retainer fees, periodically over the course of the engagement. With respect to contracts to provide fund placement services, fees are generally payable upon completion of a fund closing or may be paid in installments over three or four years with interest being charged to the outstanding balance. With respect to such fees paid over time, the Partnership has determined there is not a significant financing component related to such contracts as customers are not provided with a significant benefit of financing given that these receivables typically accrue interest on outstanding amounts at prevailing market rates. Fees earned for corporate placement services are typically payable upon completion.

Additionally, the Partnership is typically reimbursed for certain professional fees and other expenses incurred that are necessary in order to provide services to the customer. These expenses are recorded in accounts receivable, net when these amounts are invoiced to the customer.

For performance obligations that are satisfied over time, determining a measure of progress requires management to make judgments that affect the timing of revenue recognized. The Partnership has determined that the methods described above provide a faithful depiction of the transfer of services to the customer.

For performance obligations that are satisfied at a point in time, the Partnership has determined that the customer is able to direct the use of, and obtain substantially all of the benefits from, the output of the service at the time it is provided to the client. Additionally, at that point the Partnership has a present right to payment, the Partnership has transferred the output of the service and the customer has significant risks and rewards of ownership.

The timing of revenue recognition may differ from the timing of payment. The Partnership records a receivable when revenue is recognized and the Partnership has an unconditional right to payment.

The Partnership may receive non-refundable up-front fees in its contracts with customers, which are recorded as revenues in the period over which services are estimated to be provided. Additionally, the Partnership may receive payment of certain announcement, retainer or milestone fees before the performance obligation has been fully satisfied. Such fees give rise to a contract liability and are recorded as other liabilities on the statement of financial condition.

The Partnership does not establish a provision for refunds or similar obligations. Additionally, the Partnership is the principal in the satisfaction of performance obligations.

To obtain a contract with a customer, the Partnership may incur incremental costs. The Partnership has determined that these costs would have been incurred regardless of whether the contract with the customer was obtained. Additionally, the Partnership does not expect to recover any of these costs from the customer; therefore, the costs of obtaining contracts with customers are expensed as incurred.

Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing services and are generally expensed as incurred, except for performance obligations that are satisfied at a point in time. For contracts with customers where a performance obligation is satisfied at a point in time, out-of-pocket expenses, where material, are capitalized and subsequently expensed upon satisfaction of the performance obligation.

Accounts Receivable—Accounts receivable, net, includes receivables related to services provided in contracts with customers. Included in accounts receivable, net, are long-term receivables that relate to fees that are generally paid in installments over a period of three to four years. The Partnership generally charges interest on long-term receivables as mutually agreed upon with the receivable counterparty. Additional disclosures regarding accounts receivable are discussed in Note 3 below.

Allowance for Credit Losses—The Partnership estimates the allowance for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts, as applicable. Historical credit loss experience, including write-offs and recoveries that have occurred during the period, provides the basis for the estimation of expected credit losses.

The allowance for credit losses is measured on a collective basis when similar risk characteristics exist in the Partnership's accounts receivable. The Partnership has classified its accounts receivable into short-term and long-term receivables, both of which relate to revenues from contracts with customers, in estimating the allowance for credit losses. Short-term receivables generally have payment terms less than one year and share similar historical credit loss patterns including write-offs and recoveries. Long-term receivables are generally paid in installments over a period of three to four years and share similar historical credit loss patterns including write-offs and recoveries.

During 2025, the Partnership changed its estimation method for the allowance for credit losses from a loss-rate method to an aging-method. Under the aging-method framework, the Partnership applies expected loss rates to receivables based on their respective aging categories, incorporating historical loss experience, current conditions, and reasonable and supportable forecasts, as applicable. Receivables that exhibit different credit risk characteristics are evaluated separately. The expected loss rate is derived from the Partnership's historical loss experience over the prior three year period. This method more effectively reflects the credit-risk profile of the Partnership's receivables and provides a more accurate representation of expected lifetime credit losses. The change in estimation method is applied prospectively without restating prior periods.

In conjunction with early adoption of ASU 2025-05, the Partnership has elected to apply the practical expedient in ASC 326-20-30 related to short-term receivables. Under this expedient, the Partnership is permitted, when developing reasonable and supportable forecasts, to estimate expected credit losses for short-term receivables by assuming that current conditions as of the balance sheet date do not change for the remaining life of the asset, when such forecasts would not be expected to have a material impact on the estimate.

The Partnership reduces both the gross receivable and the allowance for credit losses in the period in which the receivable(s) are deemed uncollectible. The Partnership considers a receivable to be uncollectible at the point when all efforts at collection have been exhausted. A recovery may occur if cash is received after a receivable balance has been written off. Such recovery would be recorded as an increase to the allowance at the time of the recovery.

Additional disclosures regarding the allowance for credit losses are discussed in Note 3 below.

Goodwill and Intangible Assets—Goodwill recorded arose from the acquisition of CamberView Partners Holdings, LLC ("CamberView") that occurred on October 1, 2018. Goodwill is reviewed for impairment at least annually utilizing a qualitative or quantitative approach and more frequently if circumstances indicate impairment may have occurred. Goodwill is tested for impairment at the reporting unit level. A reporting unit is a component of an operating segment for which discrete financial information is available that is regularly reviewed by management. The impairment testing for goodwill under the qualitative approach is based first on a qualitative assessment to determine if it is more likely than not that the fair value of the Partnership's reporting unit is less than its respective carrying value. If it is determined that it is more likely than not that the reporting unit's fair value is less than its carrying value or when the quantitative approach is used, a quantitative assessment is performed to (a) calculate the fair value of the reporting unit and compare it to its carrying value, and (b) if the carrying value exceeds its fair value, to measure an impairment loss.

The Partnership's intangible assets are derived from customer relationships arising from the CamberView acquisition. Identifiable finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives of eight years, reflecting the average time over which such intangible assets are expected to contribute to cash flows. The Partnership does not hold any indefinite-lived intangible assets. Intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

As of December 31, 2025, the Partnership's assessment did not result in any impairment of goodwill.

Compensation and Benefits—Compensation costs relating to the issuance of equity-based awards with a requisite service period to partners and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight-line basis. Equity-based awards that do not require future service are expensed immediately. Restricted cash awards with a requisite service period are expensed over the vesting period on a straight-line basis.

Income Taxes—The Partnership is treated as a disregarded entity for income tax purposes. PJTPH is a partnership that is not subject to federal income tax. Accordingly, no provision for federal income taxes has been made, as partners of PJTPH are individually responsible for their own tax payments.

The Partnership received a notice from New York City's Department of Revenue that its UBT return was selected for examination for the tax years ended 2020-2022. The Partnership currently does not expect the results of the audit to have any material impact on its financial statements.

Contingencies and Litigation— The Partnership records loss contingencies if (a) information available prior to issuance of the financial statement indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statement, and (b) the amount of loss can be reasonably estimated. If one or both criteria for accrual are not met, but there is at least a reasonable possibility that a loss will occur, the Partnership does not record an accrual for a loss contingency but describes the contingency and provides detail, when possible, of the estimated potential loss or range of loss. If an estimate cannot be made, a statement to that effect is made.

Recent Accounting Developments—

In July 2025, the FASB issued Accounting Standards Update 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"). ASU 2025-05 provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under Accounting Standards Codification ("ASC") 606, which permits entities to assume that the current conditions as of the balance sheet date do not change for the remaining life of the asset. The guidance is effective for annual reporting periods beginning after December 15, 2025, with early adoption permitted. The Partnership early adopted ASU 2025-05 during 2025 with no material impact on its financial statement.

3. ACCOUNTS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses consist of the following:

Balance, December 31, 2024	$	1,973
Benefit from credit losses		(827)
Write-offs		(236)
Recoveries		—
Balance, December 31, 2025	$	910

Included in accounts receivable, net is accrued interest of $4.2 million as of December 31, 2025, related to long-term receivables.

Included in accounts receivable, net are long-term receivables of $96.1 million as of December 31, 2025 that are generally paid in installments over a period of three to four years.

The Partnership does not have any long-term receivables on non-accrual status. Of receivables that originated as long-term, there were $4.5 million as of December 31, 2025, that were outstanding more than 90 days. As of December 31, 2025, the Partnership's allowance for credit losses with respect to long-term receivables was $0.7 million.

In certain contracts, the Partnership receives customer expense advances, which are also considered to be contract liabilities. As of December 31, 2025, the Partnership recorded $2.3 million in accounts payable and accrued expenses on the statement of financial condition primarily related to expense advances. There were no significant impairments related to contract balances during the year ended December 31, 2025.

4. INTANGIBLE ASSETS

Intangible assets, net consist of the following as of December 31, 2025:

Intangible assets		
Customer relationships	$	34,800
Trade name		4,100
Total intangible assets		38,900
Accumulated amortization		
Customer relationships		(31,537)
Trade name		(4,100)
Total accumulated amortization		(35,637)
Intangible assets, net	$	3,263

5. RELATED PARTY TRANSACTIONS

The Partnership has entered into an administrative services and expense agreement with PJTPH. The Partnership reimburses PJTPH for direct and indirect expenses incurred on the Partnership's behalf including accounting, compensation, human resources, legal, compliance, financial administration, information technology, office services and facilities. For treasury management purposes, excess cash is kept at PJTPH. As of December 31, 2025, there was a balance due from PJTPH of $204.1 million.

The Partnership has entered into an agreement with PJT Partners (UK) Limited ("PJT-UK"), a United Kingdom ("UK") affiliate of the Partnership. This affiliate provides certain advisory services to clients on behalf of the Partnership as well as marketing services on behalf of the Partnership to investors in the UK and outside the European Economic Area ("EEA") as licensed though the Financial Conduct Authority in the UK. As of December 31, 2025, there was a balance due from PJT-UK of $5.9 million.

The Partnership has entered into an agreement with PJT Partners (HK) Limited ("PJT-HK"), a Hong Kong affiliate of the Partnership. This affiliate provides marketing services on behalf of the Partnership to investors in Hong Kong, Japan, Australia and throughout Asia as licensed through the Securities and Futures Commission in Hong Kong. As of December 31, 2025, the Partnership owed PJT-HK $0.2 million.

The Partnership has entered into an agreement with PJT Partners Park Hill (Spain) A.V., S.A.U. ("PJT-Spain"), a Spanish affiliate of the Partnership. This affiliate provides marketing services on behalf of the Partnership to investors in the EEA and outside the EEA as licensed through the National Securities Market Commission in Spain. As of December 31, 2025, the Partnership owed PJT-Spain $1.3 million.

The Partnership has entered into an agreement with PJT Partners Japan K.K. ("PJT-Japan"), a Japanese affiliate of the Partnership. This affiliate provides marketing services on behalf of the Partnership to investors in Japan as authorized and regulated by the Financial Services Agency and the Kanto Local Finance Bureau in Japan. As of December 31, 2025, the Partnership owed PJT-Japan $0.5 million.

As of December 31, 2025, there was a balance due from PJT Partners (France) SAS of $3.0 thousand.

From time to time, the Partnership and various affiliated entities incur costs on each other's behalf. As of December 31, 2025, there was a balance due from affiliated entities of $4.7 million and balances due to an affiliated entity of $0.1 thousand.

6. COMMITMENTS AND CONTINGENCIES

Litigation—From time to time, the Partnership may be named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Some of these matters may involve claims of substantial amounts. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, after consultation with external counsel, the Partnership believes it is not probable and/or reasonably possible that any current legal proceedings or claims would individually or in the aggregate have a material adverse effect on the financial statement of the Partnership.

Indemnification—The Partnership has entered and may continue to enter into contracts that contain a variety of indemnification obligations. The Partnership's maximum exposure under these arrangements is not known; however, the Partnership currently expects any associated risk of loss to be insignificant.

7. CONCENTRATIONS OF CREDIT RISK

The Partnership derives its revenue from a small number of clients involving transactions with high dollar values. In addition, there may be a concentration of receivables with these same clients.

Since the financial markets are global in nature, the Partnership generally manages its business based on the operating results of the Partnership taken as a whole, not by geographic region. The Partnership's offices that generate revenue and hold the Partnership's assets are based in the United States.

The Partnership had one client account for 6.9% of its accounts receivable as of December 31, 2025.

8. PARTNERS' CAPITAL

For the year ended December 31, 2025, there were distributions of $300.0 million to PJTPH. Subsequent to December 31, 2025, the Partnership made total distributions of $200.0 million to PJTPH.

The Partnership made an election under Section 754 of the Internal Revenue Code effective for each taxable year in which an exchange of Partnership Units for cash or for shares of PJT's Class A common stock occurs, which is expected to result in increases to the tax basis of the assets of the Partnership at the time of an exchange of Partnership Units. The tax benefit of such exchange has been recorded as a $0.2 million increase to both other assets and partners' capital on the statement of financial condition.

9. REGULATORY REQUIREMENT

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Partnership maintain minimum net capital, as defined, of $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2025, the Partnership had net capital of $372.4 million, which was $371.1 million in excess of its required net capital of $1.3 million. The Partnership's aggregate indebtedness to net capital ratio was 0.05 to 1.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, has no obligations under the SEC Customer Protection Rule (Rule 15c3-3).

10. SUBSEQUENT EVENTS

The Partnership has evaluated the impact of subsequent events through the date this financial statement was issued and determined there were no subsequent events requiring adjustment or further disclosure to the financial statement besides those described in Note 8 above.

* * * * * *